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                              November 24, 2021

       Kelly Kirchhoff
       Chief Executive Officer
       Jangit Enterprises, Inc.
       64175 620th Street
       Atlantic, IA 50022

                                                        Re: Jangit Enterprises,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed on November
16, 2021
                                                            File No. 333-254934

       Dear Mr. Kirchhoff:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 10, 2021, letter.

       Amendment No. 3 to Form S-1

       Executive Compensation, page 31

   1. Please update the executive compensation tables for the fiscal year ended July 31, 2021.
                                                        Include the 10,000,000
shares issued to Mr. Kirchhoff by the company as executive
                                                        compensation.
       Security Ownership of Certain Beneficial Owners and Management, page 32

   2. We note your response to prior comment 3. Please tell us whether the registration of 1.5 million Jangit shares
to be offered by Digital Research Solutions is part of a distribution by Digital Research
Solutions of its Jangit shares to its shareholders.
 Kelly Kirchhoff
Jangit Enterprises, Inc.
November 24, 2021
Page 2
Exhibits

3. Please refer to prior comment 14 in our letter dated April 28, 2021. We note that you continue to redact information from the license agreement with Digital Research Solutions filed as Exhibit 10.2. If you believe Exhibit 10.2 continues to be a material contract that must be filed pursuant to Item 601(b)(10) of Regulation S-K, please either disclose the redacted information or follow the procedures in Item 601(b)(10)(iv) for redacting information, including the following:
           marking the exhibit index to indicate that portions of the exhibit have been omitted,
            and
           including a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential.

        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameKelly Kirchhoff
                                                            Division of
Corporation Finance
Comapany NameJangit Enterprises, Inc.
                                                            Office of
Technology
November 24, 2021 Page 2
cc:       Callie Tempest Jones, Esq.
FirstName LastName